Exhibit 15.1

May 26, 2011

West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited condensed consolidated interim financial information of West Marine, Inc. and subsidiaries as of and for the 13-week periods ended April 2, 2011 and April 3, 2010, as indicated in our report dated May 9,  2011; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended April 2, 2011, is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ GRANT THORNTON LLP

San Francisco, California